Post-Qualification Offering Circular Amendment No. 03

File No. 024-10540

PART II

OFFERING CIRCULAR

Appliqate Inc

Dated: May 16, 2017

This Post-Qualification Offering Circular Amendment No. 01 (this “Offering Circular Amendment No. 01”) amends the offering circular of Appliqate Inc, dated April 1, 2016, as qualified on May 17, 2016, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Amendment No. 01, is part of an offering statement (File No. 024-10540) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Amendment No. 01 all of the information contained in Part II of the Offering Circular. Note that any statement that we make in this Offering Circular Amendment No. 01 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The Offering Circular is amended as follows:

The Offering Circular’s original offer period of one year is extended for an additional year until May of 2018. There are no other amendments at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this amendment to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah on May 16, 2017.

APPLIQATE INC

By:	/s/ David Anderson
David Anderson
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ DAVID ANDERSON	President and Chief Executive Officer	May 16, 2017
David Anderson

/s/ JORDAN HEMMING	Director and Executive Vice President	May 16, 2017
Jordan Hemming

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Appliqate, Inc.

Salt Lake City, UT

We have audited the accompanying balance sheets of Apliqate, Inc. (the “Company”) as of January 31, 2017 and January 31, 2016, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Appliqate, Inc. as of January 31, 2017 and January 31, 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

May 31, 2017

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APPLIQATE, INC.

BALANCE SHEETS

	January 31,
	2017	2016
ASSETS

Current assets:
Cash	$303	$3,574
Total current assets	303	3,574

Intangible Assets – Software in development and not in use	50,000	-

Total assets	50,303	3,574

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	2,533	139
Total current liabilities	2,533	139

Long-Term liabilities:
Notes payable	65,000	15,000
Total long-term liabilities	65,000	15,000

Total liabilities	67,533	15,139

Stockholders’ deficit:
Preferred stock A; $0.001 par value, 1,000,000 shares authorized and no shares issued and outstanding	-	-
Common stock; $0.001 par value, 1,000,000,000 shares authorized and 60,987,500 and 60,000,000 shares issued and outstanding, respectively	61,370	60,000
Additional paid-in capital	111,555	10,400
Accumulated deficit	(190,155)	(81,965)
Total stockholders’ deficit	(17,230)	(11,565)

Total liabilities and stockholders’ deficit	$50,303	$3,574

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended January 31, 2017	For the Period from Inception on April 29, 2015 To January 31, 2016

Revenues	$24,208	$176

Cost of revenues	6,404	4,992

Gross profit (loss)	17,804	(4,816)

Operating expenses:
General and administrative	3,600	7,010
Compensation expense	120,000	70,000
Total operating expenses	123,600	77,010

Total operating loss	(105,796)	(81,826)

Other expense
Interest expense	2,394	139
Total other expense	2,394	139

Loss before income taxes	(108,190)	(81,965)

Provision for income taxes	-	-

Net loss	$(108,190)	$(81,965)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	60,041,175	57,184,116

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENT OF STOCKHOLDERS’ DEFICT

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, Inception April 29, 2015	-	$-	-	$-	$-	$-	$-

Common stock issued to founders	-	-	60,000,000	60,000	-	-	60,000

Contribution of wages and rent	-	-	-	-	10,400	-	10,400

Net loss for the period ended January 31, 2016	-	-	-	-	-	(81,965)	(81,965)

Balance, January 31, 2016	-	-	60,000,000	60,000	10,400	(81,965)	(11,565)

Common stock issued for cash	-	-	987,500	988	8,887	-	9,875

Contribution of wages and rent	-	-	-	-	92,650	-	92,650

Net loss for the year ended January 31, 2017	-	-	-	-	-	(108,190)	(108,190)

Balance, January 31, 2017			60,987,500	$60,988	$111,937	$(190,155)	$(17,230)

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31, 2017	For the Period from Inception on April 29, 2015 Through January 31, 2016

Cash flows from operating activities:
Net loss	$(108,190)	$(81,965)
Adjustments to reconcile net loss to net
cash used in operating activities:
Common stock issued for services	-	60,000
Contribution of wages and rent	92,650	10,400
Changes in operating assets and liabilities:
Increase in accounts payable and accrued expenses	2,394	139
Net cash used in operating activities	(13,146)	(11,426)

Cash flows from financing activities:
Proceeds from stock issued for cash	9,875	-
Proceeds from notes payable	-	15,000
Net cash provided by financing activities	9,875	15,000

Net change in cash	(3,271)	3,574

Cash, beginning of period	3,574	-

Cash, end of period	$303	$3,574

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITY:
Software purchased with note payable	$50,000	$-

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Appliqate, Inc. (“Appliqate”, or the “Company”). Appliqate was incorporated on April 29, 2015, under the laws of the State of Wyoming.

Appliqate is a marketing and technology company focusing on text message marketing and loyalty rewards through text marketing. Appliqate campaign management business has a SMS expert that assists in the implementation of their marketing campaign, allowing business owners to focus on their business and have an experienced SMS expert run their text marketing campaign.

a. Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. Appliqate has elected a January 31 year-end.

b. Cash Equivalents

Appliqate considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Revenue Recognition Policy

The Company recognizes revenue under ASC 605 when persuasive evidence of an arrangement exists, services have been delivered, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has recognized $24,208 and $176 in revenue for the year ended January 31, 2017 and the period from inception through January 31, 2016, respectively.

e. Stock-Based Compensation

Appliqate records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718 “Stock Compensation” and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515 “Equity-Based Payments to Non-Employees”, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for accrued expenses approximate the respective fair values due to the short maturities of these items.

g. New Accounting Pronouncements

Appliqate has implemented all new accounting pronouncements which include new revenue recognition policies that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2017

h. Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment.” The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized since inception.

i. Basic and Diluted Loss Per Share

Appliqate presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible securities, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Appliqate has no issued potentially dilutive instruments.

j. Income Taxes

Appliqate files income tax returns in the U.S. federal jurisdiction, and the state of Wyoming. Appliqate’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Tax years open to inspection by the IRS include 2016 and 2017.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of January 31, 2017 and 2016:

	2017	2016
Deferred tax assets:
Net operating loss carry forward	$8,600	$3,999

Valuation allowance	(8,600)	(3,999)
Net deferred tax asset	$-	$-

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations for the period ended January 31, 2017 due to the following:

	2017	2016
Pre-tax book loss	$(37,867)	$(28,689)
Stock for services	-	21,000
Expenses contributed capital	32,428	3,640
Net operating loss carry forward	(3,999)	-
Accrued expenses	838	50
Valuation allowance	8,600	3,999
Federal Income Tax	$-	$-

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2017

Appliqate had net operating losses of approximately $24,572 that expire in years through 2027. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

k. Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

l. Intangible Asset

The company purchased an intangible asset for $50,000 that is software under development and currently not in use, thus there is no amortization expense for the period ending 1/31/17

m. Concentration

The company has a revenue agreement with a marketing firm that makes up approximately 93% of the revenue of the company.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the year ended January 31, 2017, Appliqate paid a total of $29,750 of wages in cash to Company officers and the officers elected to contribute the remaining accrued wages of $90,250 to capital. During the period from inception on April 29, 2015 through January 31, 2016, Appliqate accrued $10,000 for unpaid salary to officers and directors. The officers and directors elected to contribute the accrued wages to capital at January 31, 2016.

During the year ended January 31, 2017, Appliqate accrued $2,400 for unpaid rent on use of office space to an officer of the Company. The officer elected to contribute the accrued rent to capital at January 31, 2017. During the period from inception on April 29, 2015 through January 31, 2016, Appliqate accrued $400 for unpaid rent on use of office space to an officer of the Company. The officer elected to contribute the accrued rent to capital at January 31, 2016.

NOTE 3 - STOCKHOLDERS’ DEFICIT

At inception on April 29, 2015, Appliqate issued a total of 60,000,000 shares of common stock as founder’s shares for services valued at $60,000, or $0.001 per share.

Officers and directors of the Company elected to contribute $10,000 in accrued wages to capital at January 31, 2016.

An officer of the Company elected to contribute $400 in accrued rent to capital at January 31, 2016.

Between September 2016 and January 2017, Appliqate sold a total of 987,500 shares of its common stock for cash of $9,875, or $0.01 per share.

Officers and directors of the Company elected to contribute $90,250 in accrued wages to capital at January 31, 2017.

An officer of the Company elected to contribute $2,400 in accrued rent to capital at January 31, 2017.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2017

NOTE 4 - NOTES PAYABLE

On January 4, 2016, Appliqate issued a note payable in the amount of $15,000 for cash. The note accrues interest at 12.5%, is unsecured and due January 4, 2026.

On January 1, 2017, Appliqate issued a note payable in the amount of $50,000 for software in development and not in use at January 31, 2017. The note accrues interest at 12.5%, is unsecured and due January 4, 2026.

NOTE 5 - GOING CONCERN

Appliqate ’s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Appliqate has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Appliqate’s ability to continue as a going concern are as follows:

Appliqate is currently seeking funding for the start-up of operations during fiscal year 2018 and plans to enter into several financing transactions. The continuation of Appliqate as a going concern is dependent upon its ability to generating profitable operations that produce positive cash flows.  If Appliqate is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Appliqate will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Appliqate to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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